RSP Permian, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	RSP Permian, Inc.			Predecessor
	Year Ended December 31,			Year Ended December 31,
	2016	2015	2014 (1)	2013	2012

Earnings:
Pre-tax income (loss)	$(43,557)	$(29,937)	$160,304	$65,000	$35,569
Add: Loss (gain) from equity investee	$(814)	$(8)	$98	$—	$—
Add: Interest expense	$52,724	$43,538	$14,031	$5,216	$3,474
Add: Estimate of interest within rental expense	$312	$309	$156	$83	$79
Total earnings	$8,665	$13,902	$174,589	$70,299	$39,122

Fixed charges:
Interest expense	$52,724	$43,538	$14,031	$5,216	$3,474
Estimate of interest within rental expense	$312	$309	$156	$83	$79
Total fixed charges	$53,036	$43,847	$14,187	$5,299	$3,553

Ratio of earnings to Fixed Charges(2)	0.16	0.32	12.31	13.27	11.01

(1) Represents RSP Permian, Inc.'s predecessor's historical financial data for the first 22 days plus RSP Permian, Inc.'s historical financial data for the remainder of the year.
(2) Earnings in the year ended December 31, 2015 were insufficient by $29.9 million to cover fixed charges. Earnings in the year ended December 31, 2016 were insufficient by $44.4 million to cover fixed charges.